United States securities and exchange commission logo





                              May 20, 2022

       Sal Gilbertie
       Chief Executive Officer
       Teucrium Commodity Trust
       c/o Teucrium Trading, LLC
       Three Main Street
       Suite 215
       Burlington, VT 05401

                                                        Re: Teucrium Commodity
Trust
                                                            Amended
Registration Statement on Form S-1
                                                            Filed April 18,
2022
                                                            File No. 333-256339

       Dear Mr. Gilbertie:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amended Form S-1 filed April 18, 2022

       General

   1. Please disclose all omitted information as soon as it has been determined. By way of example, we note that
you omit financial statements, the name of the auditor, identities of the initial Authorized
Purchaser and Marketing Agents, quantitative disclosure in
                                                        the Breakeven Analysis,
and quantitative disclosure in Contractual Fees and
                                                        Compensation
Arrangements with the Sponsor and Third-Party Service Providers.
   2.                                                   Please revise to
explain what "Hashdex" refers to in the name of the Fund.
   3. Refer to page 4 of Exchange Act Release No. 34-94620, Order Granting Approval of a
 Sal Gilbertie
Teucrium Commodity Trust
May 20, 2022
Page 2
         Proposed Rule Change, as Modified by Amendment No. 2. Please explain how your disclosure on page 17 referencing "other permitted exchange listed bitcoin interests" in which you could invest and on page 35 about "other exchange listed bitcoin interests based on the spot price of bitcoin" that you may trade in from time to time are consistent with the representation that the Fund will only invest in BTC Contracts and MBT
         Contracts (Bitcoin Futures Contracts) and in cash and cash equivalents. Please also explain how the first risk factor on page 24 and other disclosure relating to leverage is consistent with the representation that the Fund will not become leveraged.
4. Please add a separate subsection disclosing information about the Benchmark. Your revised disclosure should address the following:
             who created the Benchmark, where is it published, and whether it includes only BTC
              Contracts or also MBT contracts;
             when the Benchmark rolls from first to expire to second to expire contracts;
             what you mean by    roughly constant expiration profile    on page
5 and how this
              reconciles with cover page disclosure that the benchmark is the average of the closing settlement prices for the first and second to expire contracts;
             what first to expire and second to expire means; and provide an illustrative example of what the benchmark holdings would be on a
              particular date.

         Please also clarify whether you intend to always be 50/50 between the first and second month contracts (which only requires rolling once a month) or if you contemplate a weighted average expiration date of one month (which requires rolling on a more frequent or daily basis).
5. To the extent you are aware of any brokerages that do not permit trading in securities linked to the price of bitcoin, please update your plan of distribution disclosure accordingly.
6. Please disclose in the summary and add a risk factor describing the risks of fraud and manipulation in the price of bitcoin and how these risks could impact purchasers of Fund shares.
7. Please file the agreements with your FCMs as exhibits to the registration statement.
8. Please provide us with an update on the status of any review being conducted by the NFA and provide us with copies of any comments issued and your responses to those comments.
9.     To the
FirstName     extent you intend
           LastNameSal           to use a fact sheet, please provide us with a
copy for our review.
                          Gilbertie
Comapany
10.        NameTeucrium
       Please tell us how theCommodity
                              Fund wouldTrust
                                            value your bitcoin futures holdings
in the event the
May 20,CME
         2022halted
               Page trading
                     2      in bitcoin futures contracts because of price
limits or otherwise.
FirstName LastName
 Sal Gilbertie
FirstName  LastNameSal Gilbertie
Teucrium Commodity   Trust
Comapany
May         NameTeucrium Commodity Trust
     20, 2022
May 20,
Page 3 2022 Page 3
FirstName LastName
Cover Page

11. Please identify the initial Authorized Purchaser as an underwriter here and in the last paragraph on page 40.
12. Please state explicitly in the first paragraph that the fund will not hold, purchase, or otherwise own any bitcoin, and that purchasing shares of the fund is not a direct investment in bitcoin.
13. Please disclose that because the fund will hold Bitcoin Futures Contracts which are linked to the price of bitcoin, an investment in the fund may not be suitable for all investors and may be riskier than other exchange-traded products that do not hold financial instruments related to bitcoin.
14. Please discuss the potential for movement in the price of the shares between the times of offer and sale given the price volatility of Bitcoin Futures
Contracts.
15. Refer to the sixth paragraph. Please explicitly state that shareholders will not be afforded the protections associated with ownership of shares in a registered investment company and include a cross-reference to the second risk factor on page 14. The Fund's Investment Objective, page 4

16. Please state that the Benchmark value will be disseminated once every 15 seconds during the core trading session.
What Are the Risk Factors Involved with an Investment in the Fund?, page 11

17. Please organize the risk factors into subsections, including separate subsections for risks related to bitcoin and risks related to futures. Also, break out the first risk factor into separate risk factors addressing each discrete material risk presented.
18. Please add a risk factor describing risks that your timing in reaching the market could have a detrimental effect on the scale of the fund. We note that there are a number bitcoin futures-based ETFs and that subsequent funds have successively lower net assets.
19. Please also add separate risk factors addressing the following discrete risks of the bitcoin futures market:
             the risks related capacity constraints in the bitcoin futures market given existing volumes and open interest positions in the market that would limit the size of the
             fund   s exposure to bitcoin futures;
             the risks if the market for bitcoin futures-based ETFs reached saturation; and
             the risks to the bitcoin futures market if you and other funds with similar investment strategies try to exit positions at the same time.
20. Please add risk factors addressing the following discrete risks relating to your portfolio:
             to the extent material, the risks if MBT performs differently than BTC in your portfolio and
 Sal Gilbertie
Teucrium Commodity Trust
May 20, 2022
Page 4
                the risk of potential differences between returns based on the price of bitcoin and an investment in your fund, including, for example, divergences between the spot price of bitcoin and the price of Bitcoin Futures Contracts, the additional costs related to futures investing, and other fund expenses.
21. Please add risk factors addressing the following discrete risks affecting the price of bitcoin and in turn the price of bitcoin futures:
             the lack of regulation in the bitcoin market;
             environmental risks from bitcoin mining;
             use of bitcoin in illicit transactions;
             hacking risks from theft of private keys;
             lack of adoption and ability to use bitcoin to purchase goods; risk of price volatility from other parts of the crypto asset market, such as the recent
             UST depegging;
             the risks of a "51% attack" on bitcoin and how this would impact your investors; and
             the risks presented by the existence of bitcoin "whales" and the concentration in bitcoin ownership.
The Benchmark is not designed to correlate with the spot price of bitcoin, page
12

22. Please specify the index you are referring to in the first sentence of this risk factor.
Certain of the Funds investments could be illiquid, page 13

23. Please expand this risk factor to discuss liquidity risks because of capacity constraints resulting from CME position limits and other market factors. Please also discuss how the
         Fund will manage liquidity pressures in the event the Fund's size requires greater liquidity than available in the market to satisfy redemptions.
Changes in the Fund's NAV may not correlate well with changes in the price of the Benchmark, page 13

24. Please explain the references to exposure to the corn market in the fourth paragraph of this risk factor.
25. We note your statement that one of the FCMs has imposed a financial ceiling on initial margin that could change. Please disclose the current amount of the financial ceiling, and explain the impact that it may have on your performance. In addition, clarify whether your other FCM has imposed a financial ceiling on initial margin.
26. Specifically address here the impact that the volatility of Bitcoin Futures Contracts could
FirstName LastNameSal Gilbertie
       have on the effectiveness of the arbitrage mechanism. In addition, disclose how these
Comapany    NameTeucrium
       arbitrage concerns, toCommodity     Trust
                               the extent that they are present, could impact
your ability to ensure
May 20,adequate  participation
         2022 Page  4           by Authorized Participants.
FirstName LastName
 Sal Gilbertie
FirstName  LastNameSal Gilbertie
Teucrium Commodity   Trust
Comapany
May         NameTeucrium Commodity Trust
     20, 2022
May 20,
Page 5 2022 Page 5
FirstName LastName
The price relationship between the Benchmark Component Futures Contracts, page
15

27. Please place this risk factor in context by disclosing the periods since inception when the bitcoin futures market has been either in backwardation or contango. In particular, please disclose the periods and extent to which the market has been in contango and quantify the extent to which those would have impacted a return on investment. Please also discuss and quantify the contango risk in your summary.
Position limits, accountability levels and dynamic price fluctuation limits, page 17

28. Please place this risk factor in context by disclosing any specific instances when Bitcoin
         Futures Contracts have reached the dynamic price fluctuation limit. Please also revise the third paragraph on page 6 to disclose the material aspects of dynamic price fluctuation limit functionality.
The NYSE Arca may halt trading in the Shares, page 23

29. Please briefly describe the reasons why NYSE Arca may determine that trading in the
         Shares is inadvisable, including because sufficient trading is not occurring in BTC or
         MBT Contracts. Additionally, discuss the pause in CME bitcoin futures trading that occurred on May 19, 2021.
The price of bitcoin can be volatile which could cause large fluctuations in the price of Shares, page 24

30. Please provide quantitative disclosure regarding the volatility of bitcoin and bitcoin futures. Discuss, for example, the decline in the price of bitcoin that occurred in May
         2021, the decline that occurred on September 7, 2021, and the declines that have occurred since November 8, 2021. Provide similar disclosure for price volatility in bitcoin futures contracts.
The Sponsor, page 28

31. We note that on the Teucrium.com website you state "Teucrium Trading is an ETF provider focused solely on U.S. Agriculture." Please discuss here the Sponsor's relative experience sponsoring exchange traded funds and specifically its experience related to crypto asset markets. Please also add a risk factor describing the risks arising from the
         Sponsor's lack of prior experience in the crypto asset markets. Operation of the Fund, page 30

32. Please revise the second sentence of the second paragraph on page 31 to disclose what you mean by name, value, and "total weight as a percentage of each futures contract."
33. Please clarify when you will hold BTC contracts vs MBT contracts. Explain, for example, whether you will only purchase MBT if you have proceeds remaining from the sale of the
         Creation Basket that are less than the price of a BTC contract or whether there are other
 Sal Gilbertie
FirstName  LastNameSal Gilbertie
Teucrium Commodity   Trust
Comapany
May         NameTeucrium Commodity Trust
     20, 2022
May 20,
Page 6 2022 Page 6
FirstName LastName
         circumstances in which you would purchase MBT contracts (such as if you have reached a
         BTC position limit).
34. Please describe in greater detail your roll schedule. Provide specific dates and times for the planned roll for each type of contract and include a roll calendar. We note the disclosure on page 5 regarding rolled positions and that your Benchmark is the average of the closing settlement prices for the first to expire and second to expire Bitcoin futures contracts listed on the CME.
Futures Contracts, page 32

35. You state "[t]he Fund will generally be long in the market for bitcoin and will generally sell Bitcoin Futures Contracts only to close out existing long positions." Please disclose what the exceptions would be.
Bitcoin Futures Contracts, page 32

36. Please describe in greater detail the CME CF Bitcoin Reference Rate and discuss how the rate is calculated based on trading on the various constituent exchanges.
37. Please substantiate your statement "[n]early every measurable metric related to BTC
         Contracts has trended consistently up since launch and/or accelerated upward in the past year." Specifically discuss each metric you base this statement on including those referenced in this section. Please also update the data as of the most recent practicable date and discuss the reasons for period over period changes and any material known trends and uncertainties evidenced for each respective metric. Also balance this disclosure by discussing those metrics that have trended down. Bitcoin, page 35

38. Please substantially expand your disclosure in this section to include a materially complete discussion of the bitcoin industry.
Exchange for Related Position, page 35

39. You state that it is likely that EFRP mechanisms will significantly change in the future which may make it uneconomical or impossible from a regulatory perspective for the
         Fund to utilize these mechanisms. Please discuss here in what way EFRP mechanisms will significantly change, for what reason they will change, and the timeframe of a potential change, if known.
Other Non-Contractual Payments by the Fund, page 39

40. Please disclose here that purchases and redemptions of creation units primarily with cash may cause the Fund to incur certain costs including brokerage costs or taxable gains or losses that it might not have incurred if it had made redemptions in-kind. Additionally, provide risk factor disclosure that these costs could be imposed on the Fund, and thus
 Sal Gilbertie
FirstName  LastNameSal Gilbertie
Teucrium Commodity   Trust
Comapany
May         NameTeucrium Commodity Trust
     20, 2022
May 20,
Page 7 2022 Page 7
FirstName LastName
         decrease the Fund   s net asset value. Disclose in the risk factor
whether the $250 fee per
         creation or redemption order that an authorized participant will pay is sufficient to offset these costs, or whether it is just a nominal fee.
Calculating NAV, page 41

41. Please include a materially complete description of the methodology to be used to calculate NAV. In this regard:
             disclose how the MBT Contract settlement price is used in the NAV calculation;
             discuss how the BTC Contract settlement price referenced in the third paragraph is determined;
             include a materially complete description how BRTI is calculated;
and
             with respect to your statement    [t]ypically, this estimate will
be made primarily by
             reference to the price of the BRTI at 4:00 p.m. EST on settlement
day    specify the
             circumstances in which BRTI is not used to calculate NAV and describe how NAV will be calculated in those circumstances.
Creation and Redemption of Shares, page 42

42. Please revise the second paragraph and elsewhere as appropriate to state that shares will generally be created and redeemed in cash.
Rejection of Purchase Orders, page 43

43. We note that under certain circumstances the Sponsor may reject purchase and redemption orders, per the disclosure on pages 21, 43 and 44. Please also clarify whether the Sponsor may generally suspend creations and redemptions and, if so, the circumstances under which it may do so. In addition, please add risk factor disclosure addressing the risks to
         the Fund and investors associated with the Sponsor   s ability to
reject orders and, if
         applicable, generally suspend creations and redemptions. For example, and without limitation, address the possible impact of any rejections or suspensions on the arbitrage mechanism. Further, based on the circumstances identified on pages 43 and 44, it appears that the Sponsor has broad discretion to suspend purchase and redemption orders. Please add risk factor disclosure addressing the risks associated with this broad discretion and the possible consequences for the Fund and investors. Finally, address any limitations on the
         Sponsor   s discretion under Securities Act, NYSE Arca rules, or the applicable approval
         orders permitting the listing and trading of the fund   s shares on
NYSE Arca. To the
         extent there are no such limitations, please disclose this lack of regulatory limitations and provide applicable risk factor disclosure, including the absence of comparable protections afforded regarding the suspension of creations and redemptions applicable to funds regulated under the Investment Company Act of 1940.
The Sponsor Has Conflicts of Interest, page 48

44. Please disclose the potential future conflict of interest if the Sponsor, a new sponsor, or sub-adviser registers as a broker-dealer or becomes affiliated with a broker-dealer and
 Sal Gilbertie
Teucrium Commodity Trust
May 20, 2022
Page 8
         describe the steps the Sponsor will implement to prevent the use and dissemination of material non-public information regarding the portfolio. Please also clarify whether the
         Sponsor or any insiders have bitcoin or bitcoin-related exposure that would create conflicts of interest.
Financial Statements, page 66

45. We note your disclosure that Fund financial statements will be added by a pre-effective amendment. Please confirm you will file these financial statements as soon as they are available, in order to allow the staff sufficient time to complete its review.
        You may contact David Irving at 202-551-3321 or Sharon Blume at 202-551-3474 if you
have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at 202-551-3859 or J. Nolan McWilliams, Acting Legal Branch
Chief, at 202-551-3217 with any other questions.



FirstName LastNameSal Gilbertie                               Sincerely,
Comapany NameTeucrium Commodity Trust
                                                              Division of
Corporation Finance
May 20, 2022 Page 8                                           Office of Finance
FirstName LastName